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                              June 12, 2020

       Michael J. Killelea
       General Counsel
       Goodrich Petroleum Corporation
       801 Louisiana, Suite 700
       Houston, Texas 77002

                                                        Re: Goodrich Petroleum
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed June 5, 2020
                                                            File No. 333-238286

       Dear Mr. Killelea:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2020 letter.

       Amendment No. 1 to Form S-3 Filed June 5, 2020

       Risk Factors, page 5

   1. We note that your response letter indicates the revisions to the prospectus clarify for investors that the
forum selection provision contained within the Company's amended and restated certificate of
incorporation "is not intended to apply to claims" arising under the
                                                        Securities Act or
Exchange Act. However, we also note that the revised prospectus disclosure states that
the provision would not apply to suits brought "solely" to enforce any liability or duty
created by the Securities Act or Exchange Act or any other claim for which the courts have
exclusive jurisdiction. Please revise your disclosure on pages 5 and
                                                        25 to clarify whether
your exclusive forum provision is intended to apply to claims arising under the Securities
Act or Exchange Act, or tell us why you have included "solely" in the
 Michael J. Killelea
Goodrich Petroleum Corporation
June 12, 2020
Page 2
      revised disclosure. We may have further comments.
       Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any questions.



                                                          Sincerely,
FirstName LastNameMichael J. Killelea
                                                          Division of
Corporation Finance
Comapany NameGoodrich Petroleum Corporation
                                                          Office of Energy &
Transportation
June 12, 2020 Page 2
cc:       Michael Telle
FirstName LastName